UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

________________________________________

GXO LOGISTICS, INC.
(Name of Issuer)

________________________________________

COMMON STOCK, Par Value $0.01 Per Share

(Title of Class of Securities)

36262G 101

(CUSIP Number)

Jacobs Private Equity, LLC

Bradley S. Jacobs

350 Round Hill Road

Greenwich, Connecticut 06831

Telephone: (203) 413-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event which Requires Filing of this Statement)

________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36262G 101	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Jacobs Private Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable. See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,915,701
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,915,701
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,915,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 114,642,842 shares of common stock, par value $0.01 per share (the “Shares”), of GXO Logistics, Inc. outstanding as of October 29, 2021.

CUSIP No. 36262G 101	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Bradley S. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable. See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,304,190(2)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,304,190(2)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,304,190(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(3)
14	TYPE OF REPORTING PERSON IN

(2)	Mr. Jacobs has indirect beneficial ownership of 11,915,701 Shares as a result of being the managing member of Jacobs Private Equity, LLC (“JPE”). In addition, Mr. Jacobs holds directly 388,489 Shares.

(3)	See footnote 1.

CUSIP No. 36262G 101	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”) of GXO Logistics, Inc. (the “Company”). The principal executive offices of the Company are located at Two American Lane, Greenwich, CT 06831.

Item 2. Identity and Background.

(a)-(c) and (f) This Schedule 13D is being filed by Jacobs Private Equity, LLC, a Delaware limited liability company (“JPE”), and Bradley S. Jacobs (together with JPE, the “Reporting Persons”), an individual citizen of the United States.

The address of the principal place of business and the principal office of the Reporting Persons is 350 Round Hill Road, Greenwich, CT 06831. JPE is an investment vehicle formed to make equity investments in companies. Mr. Jacobs is the Managing Member of JPE.

(d) and (e) During the last five years, the Reporting Persons (1) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (2) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Upon the completion of the Distribution (as defined below), the Company issued (i) to JPE, 15,133,201 Shares, and (ii) to Mr. Jacobs, 387,416 Shares, in each case for no consideration. Additionally, on January 3, 2022, Mr. Jacobs acquired 1,073 Shares upon the vesting of GXO RSUs (as defined below).

Item 4. Purpose of Transaction.

Distribution

On July 12, 2021, the board of directors of XPO Logistics, Inc. (“XPO”) approved the distribution of all of the Company’s issued and outstanding Shares on the basis of one Share for every share of common stock, par value $0.001 per share, of XPO (the “XPO Common Stock”) held as of the close of business on July 23, 2021, the record date for the distribution (the “Distribution”). As of the record date for the Distribution, JPE directly held 15,133,201 shares of XPO Common Stock, and Mr. Jacobs directly held 387,416 shares of XPO Common Stock. On August 3, 2021, the Distribution was completed, in connection with which JPE received 15,133,201 Shares and Mr. Jacobs received 387,416 Shares. No payment was made by JPE or Mr. Jacobs in connection with the acquisition of their respective Shares in the Distribution.

Company Restricted Stock Units

Mr. Jacobs, in his capacity as Chairman of the Company, is party to a Restricted Stock Unit Award Agreement under the GXO Logistics, Inc. 2021 Omnibus Incentive Compensation Plan, which provides for the grant from time to time by the Company to non-employee directors including Mr. Jacobs of certain awards, including awards of restricted stock units of the Company (“GXO RSUs”). Each GXO RSU represents a contingent right to receive, at the election of the Company, either (i) one Share, or (ii) a cash payment equal to the fair market value of one Share.

Except as set forth in Items 4, 5 or 6, neither JPE nor Mr. Jacobs has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although JPE and Mr. Jacobs reserve the right to develop such plans).

CUSIP No. 36262G 101	SCHEDULE 13D	Page 5 of 7

Item 5. Interest in Securities of the Issuer.

(a)-(c) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the date of this Amendment, JPE beneficially owns 11,915,701 Shares. The number of Shares beneficially owned represents, for the purposes of Rule 13d-3, approximately 10.4% of the outstanding shares of voting stock of the Company based on 114,642,842 Shares outstanding as of October 29, 2021 as reported by the Company in Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 2, 2021. JPE has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the Shares described in this paragraph.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, as of the date of this Amendment, Mr. Jacobs beneficially owns 12,304,190 Shares. The number of Shares beneficially owned includes 11,915,701 Shares indirectly beneficially owned by Mr. Jacobs through JPE and 388,489 Shares directly beneficially owned by Mr. Jacobs. The total number of Shares directly and indirectly beneficially owned by Mr. Jacobs represents, for the purposes of Rule 13d-3, approximately 10.7% of the outstanding shares of voting stock of the Company based on 114,642,842 Shares outstanding as of October 29, 2021 as reported by the Company in Quarterly Report on Form 10-Q filed by the Company with the SEC on November 2, 2021.

(c) On December 9, 2021, JPE disposed of 3,217,500 Shares in a transaction effected automatically pursuant to a selling plan of JPE that is intended to comply with Rule 10b5-1(c) promulgated under the Exchange Act. The Shares were sold by JPE for tax and estate planning purposes. Except for the foregoing, neither Reporting Person has effected any transaction in the Shares during the past sixty days.

(d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 29, 2021, JPE and the Company entered into a registration rights agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, which provides for customary registration rights over sales of the Shares. Other than as described in Items 3, 4, 5 and otherwise described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

CUSIP No. 36262G 101	SCHEDULE 13D	Page 6 of 7

Item 7. Material To Be Filed as Exhibits.

Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement*
99.2	Registration Rights Agreement by and among Jacobs Private Equity, LLC and GXO Logistics, Inc., dated as of September 29, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2021).
99.3	GXO Logistics, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2021).
99.4	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2021).

* Filed herewith.

CUSIP No. 36262G 101	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

JACOBS PRIVATE EQUITY, LLC

By:	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs Title: Managing Member

/s/ Bradley S. Jacobs
Name:	Bradley S. Jacobs

EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 11, 2022

JACOBS PRIVATE EQUITY, LLC

By:	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs Title: Managing Member

/s/ Bradley S. Jacobs
Name:	Bradley S. Jacobs